April 23, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuburu, Inc.

Request for Withdrawal

Registration Statement on Form S-3 (File No. 333-287169)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Nuburu, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-3 (File No. 333-287169), together with the exhibits thereto, which was filed on May 9, 2025 (the “Registration Statement”), as of the date hereof or at the earliest practicable date hereafter.

The Company is requesting the withdrawal of the Registration Statement because the Company became aware of the fact that it did not satisfy the registrant requirements under general instruction I.A.3(b) of Form S-3 due to two late Current Reports on Form 8-K. No securities were sold in connection with the offering contemplated in the Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Should you have any questions regarding this request, please contact Amy Bowler, Holland & Hart LLP, at (303) 290-1086.

Very truly yours,

Nuburu, Inc.

/s/ Alessandro Zamboni
Name:	Alessandro Zamboni
Title:	Executive Chairman and Co-Chief Executive Officer

cc: Amy Bowler, Esq.